LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

January 31, 2014

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:     Form N-CSR Review for Lord Abbett Series Fund, Inc.

Dear Mr. Fox:

This letter responds to comments you provided Bernard J. Grzelak and me during a conference call on January 9, 2014, with respect to your review of the Annual Report to Shareholders on Form N-CSR (the “Annual Report”) for Lord Abbett Series Fund, Inc. (the “Registrant”).1 In particular, your comments related to certain disclosure for Bond Debenture Portfolio (the “Fund”), a series of the Registrant, contained within the Annual Report, as discussed below.

The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Comment: Please provide additional information to assist the Commission staff in interpreting the following disclosure contained within the Notes to Financial Statements on page 42 of the Annual Report for the Fund for the fiscal year ended December 31, 2012:

Floating Rate Loans categorized as level 3 are valued based on a single quotation obtained from a dealer. The Fund does not have access to unobservable inputs and therefore cannot disclose such inputs in the valuation.

Response: We believe the disclosure regarding the level 3 valuation under the three-tier hierarchy of inputs follows the prescribed practice under U.S. generally accepted accounting principles (“GAAP”). In particular, we believe the disclosure is consistent with Section 10-50-2 (bbb) of Accounting Standards Codification, Topic 820, “Fair Value Measurements and Disclosure,” published by the Financial Accounting Standards Board (“ASC 820”). The relevant part of ASC 820 states that “a reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment).”

1 File Nos. 033-31072 and 811-05876.

Mr. Jason Fox

January 31, 2014

Accordingly, the Annual Report contained the disclosure that the Fund does not have access to unobservable inputs and cannot disclose such inputs.

We trust that this correspondence is responsive to your inquiry. In addition, the Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Bernie Grzelak at (201) 827-2377 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips

Vice President and Assistant Secretary